UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): March 19, 2013

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

ITEM 8.01 Other Events

National Bancshares Corporation today announced that its Board of Directors has appointed James R. Smail as Executive Chairman of the Company and its subsidiary, First National Bank. Mr. Smail has been a member of the Board of Directors since April 21, 2009. John W. Kropf will continue to serve as Chairman of the Board.

ITEM 9.01 Financial Statements and Exhibits

(c)   **Exhibits**

Exhibit 99.1 National Bancshares Corporation press release dated March 19, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: March 20, 2013

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

PRESS RELEASE   **Exhibit 99.1**

FOR IMMEDIATE RELEASE

Date: March 19, 2013
Company: **National Bancshares Corporation**
                  112 West Market Street
                  Orrville, Ohio 44667
Contact: Mark R. Witmer
                  President and CEO
Phone: **330.682.1010**
Fax: 330.682.4644

NATIONAL BANCSHARES CORPORATION APPOINTS JAMES R. SMAIL, EXECUTIVE CHAIRMAN OF THE BOARD

ORRVILLE, Ohio, March 19, 2013 – National Bancshares Corporation (OTC: NBOH) today announced that its Board of Directors has elected James R. Smail as Executive Chairman of the Board and of it's subsidiary First National Bank. Mr. Smail has been a member of the Board of Directors since April 21, 2009. John W. Kropf will continue to serve as Chairman of the Board.

Mr. Smail is 66 years old residing, with his wife Sue, in Wooster, Ohio and Fort Myers, Florida and a native of Wayne County, Ohio with a forty-one year background in Banking, Oil and Gas Production and Ranching. He is Chairman of the Board and controlling shareholder of Monitor Bank of Big Prairie, Ohio. He is an Advisory Board Member of the Bank of Oklahoma based in Tulsa, Oklahoma. He is a past director of the Community Bankers Association of Ohio. He is Chairman of the Board of J.R. Smail, Inc., an oil and gas production/contracting company with assets in Ohio, New York, Pennsylvania, Kansas, Texas, Louisiana and West Virginia. He is a Past President of the Ohio Oil and Gas Association, past Chairman of its Governmental Affairs Committee and a current member of its Executive Committee. He is an immediate past member of the Board of Directors of the Independent Producers Association of American and served on its Natural Gas Committee. He is a past founder/Director of Northeast Ohio Natural Gas Corporation, a natural gas utility corporation serving residential, industrial and wholesale gas customers in Ohio. He is a former Director and Executive Committee member of Gatherco, Inc., an Ohio gas gathering and transport company and served as its Compensation Committee Chairman. He is the immediate past Chairman of the Wayne County Republican Party and serves on its Executive Committee and a past member of the Board of Trustees of Ashland University and its Dauch College of Business. He is a member of Grace Brethren Church of Wooster

National Bancshares Corporation is the holding company for First National Bank a federally chartered national bank formed in Ohio in 1881. First National Bank has fourteen offices in Orrville, Wooster, Dalton, Kidron, Smithville, Apple Creek, Mt. Eaton, Massillon, Lodi and Seville. Additional information is available at www.discoverfirstnational.com.

FORWARD-LOOKING STATEMENT

This press release contains certain forward-looking statements, including certain plans, expectations, goals and projections, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statement for a variety of factors including: changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure. All forward-looking statements included in this news release are based on information available at the time of the release. National Bancshares and its subsidiary, First National Bank assumes no obligation to update any forward-looking statement.